Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-153454

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 12, 2008)

Ocean Shore Holding Co.

(Proposed holding company for Ocean City Home Bank)

This supplements the prospectus of Ocean Shore Holding Co. dated November 12, 2008. This prospectus supplement should be read together with the prospectus.

The subscription offering and the direct community offering have concluded.

As of January 2, 2009, we received orders in the subscription and direct community offerings totaling approximately 183,801 shares ($1,654,209), not including shares to be purchased by the employee stock ownership plan. In order to complete the offering of our common stock, we must sell at least 4,037,500 shares, which is the minimum of our offering range. We intend to close the offering between the minimum and the midpoint of the offering range (between 4,037,500 and 4,750,000 shares).

We are commencing a syndicated community offering.

We are conducting a syndicated community offering of shares not subscribed for in the subscription and direct community offerings. The syndicated community offering will be conducted through a syndicate of broker-dealers that will be managed by Sandler O’Neill & Partners, L.P. Neither Sandler O’Neill & Partners, L.P. nor any other member of the syndicate group is required to purchase any shares in the offering. Anyone purchasing common stock in the syndicated community offering is subject to the new purchase limitations described below and is otherwise subject to all applicable terms and conditions disclosed in our prospectus dated November 12, 2008. We retain the right to accept or reject in whole or in part any order in the syndicated community offering.

We are increasing the number of shares that you may purchase in the offering.

To facilitate the sale of the shares, we have increased the number of shares that you may purchase. The maximum amount that any person, either individually or together with their associates or persons acting in concert, may purchase is 9.99% of the common stock sold in the offering (403,346 shares at the minimum of the offering range and 470,250 shares at the midpoint of the offering range), provided that orders for stock exceeding 5% of the total offering (201,875 shares at the minimum of the offering range and 237,500 shares at the midpoint of the offering range) shall not exceed in the aggregate 10% of the total offering.

The ownership limitations for current Ocean Shore Holding stockholders disclosed in the prospectus remain unchanged.

If you previously have submitted an order in the subscription or direct community offering for 45,000 shares, you may increase your order by submitting an additional stock order form for the additional shares with full payment for the additional shares ordered. If you wish to increase your order, we must receive your completed stock order form, with full payment or direct deposit account withdrawal authorization, not later than 12:00 noon, Eastern time, on January 14, 2009.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

SANDLER O’NEILL + PARTNERS, L.P.

The date of this prospectus supplement is January 5, 2009